FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____         No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding the search for a new board member by JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on March 4, 2009.

JA Solar Announces Search for New Board Member

SHANGHAI, March 4 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced the search for a new board member to replace Dr. Robert J. Yang, who has resigned effective March 2, 2009.

Dr. Yang joined the JA Solar board as an independent director in July of 2008. The company said it appreciates Dr. Yang's contributions and wishes him well in his future endeavors.

JA Solar has already begun a search for a new board member, and will make that announcement as soon as possible.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:            Huaijin Yang

Title:               Chief Executive Officer

Date: March 4, 2009